Exhibit 99.1

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release. The information contained in this news release is unaudited.

BCE reports 2022 Q4 and full-year results, announces 2023 financial targets

5.2% annual dividend increase to $3.87 per share

●	Robust Q4 broadband customer growth with 330,743 total net activations — 122,621 postpaid and prepaid mobile phone, 104,447 mobile connected devices, 63,466 retail Internet and 40,209 IPTV — up 46.6%
●

3.7% higher BCE revenue delivered positive adjusted EBITDA[1] growth in Q4 despite $26 million in storm and inflationary cost pressures[2], increased promotional offer intensity and higher media programming costs

●

Q4 net earnings of $567 million, down 13.8%, with net earnings attributable to common shareholders of
$528 million, or $0.58 per common share, down 15.9%; adjusted net earnings[1] of $654 million generated adjusted EPS[1] of $0.71, down 6.6%

●	Cash flows from operating activities up 18.0% in Q4 to $2,056 million, driving free cash flow[1] growth of 64.2% to $376 million
●	Strong Q4 wireless operating results: revenue up 7.7%; 4.1% adjusted EBITDA growth; 41.2% higher mobile phone postpaid net activations of 154,617 as 5G coverage expands to 82% of Canadians
●

Record 854,000 new direct fibre connections in 2022 fuelled highest retail Internet net activations in 16 years of 201,762, up 32.5%, driving 8% higher residential Internet revenue; 80% of planned broadband Internet buildout program[3] now completed

●	Bell Media digital revenue[4] up 46% in Q4 contributing to 4.7% higher media revenue as advertising revenue grew 3.8%
●	All 2022 financial guidance targets achieved

MONTRÉAL, February 2, 2023 – BCE Inc. (TSX, NYSE: BCE) today reported results for the fourth quarter (Q4) and full-year 2022, provided financial guidance for 2023 and announced a 5.2%, or $0.19 per share, increase in the BCE annual common share dividend to $3.87.

“Bell’s accomplishments in Q4 and throughout 2022 reflect consistently strong execution by the Bell team on our strategic initiatives and our customer-first approach,” said Mirko Bibic, President and CEO of BCE and Bell Canada.

“In 2020, we unveiled our new corporate purpose to advance how Canadians connect with each other and the world. Since then, we’ve been steadily delivering on our strategic initiatives in support of our purpose, and I am so proud of the Bell team for their dedication in serving our customers, communities and shareholders. The results speak for themselves: we delivered across all operating segments throughout the year, driving healthy 3.1% consolidated revenue and adjusted EBITDA growth.

1 Adjusted EBITDA is a total of segments measure, adjusted net earnings and free cash flow are non-GAAP financial measures and adjusted EPS is a non-GAAP ratio. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.

2 Inflationary cost pressures are defined as a year-over-year increase in operating costs driven by inflationary pressures related to fuel, utilities and salary expenses.

3 Baseline broadband buildout program based on planned coverage footprint of approximately 10 million residential and business locations.

4 Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and OOH digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and Video on Demand services.

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As part of our accelerated capital expenditure program – the largest ever by a Canadian communications company – we expanded our fibre network to an additional 854,000 locations this past year, driving our highest annual retail Internet net activations in 16 years and strong Q4 residential Internet revenue growth of 9%. Our award-winning 5G network now covers 82% of Canadians, and this quarter, we saw 41.2% higher mobile phone postpaid net activations, with wireless revenue up 7.7%. We also continue to deliver on our strategic imperative to champion the customer experience: Bell continued to lead the industry in reducing customer complaints5 and we gained industry recognition for our digital tools and apps like the MyBell app6.

Looking ahead to 2023, we’ll continue to deliver on the strategic initiatives that we laid out three years ago. We’ll expand our fibre footprint to another 650,000 locations, and we’ll continue investing in and expanding our 5G and 5G+ networks. I am so pleased with how far we’ve come in such a short period of time to competitively position ourselves for future success. Our leading networks, innovative products and customer-first mindset will enable us to deliver a stellar experience for our customers as well as the operating metrics and financial results that investors have come to expect from us.”

KEY BUSINESS DEVELOPMENTS

Champion customer experience

Bell has entered into a multi-year exclusive agreement to sell its Bell, Virgin Plus and Lucky Mobile wireless and wireline services through Staples stores across Canada starting in the first half of 2023. In addition, Bell and Staples will partner to sell Bell wireless and wireline services direct to medium businesses through the Staples Professional sales team.

Bell continued to lead national telecom service providers in reducing its share of consumer complaints, according to the
2021-2022 Annual Report from the Commission for Complaints for Telecom-television Services (CCTS). While complaints to the CCTS as a whole decreased by 25%, Bell again outpaced national competitors with a decrease of 38%. Bell’s overall share of complaints decreased to 17.2%, down 3.5 percentage points – the largest decline among national providers5.

Bell was named the top Internet service provider among major ISPs for gaming for the second year in a row by PCMag in its Best Gaming ISPs Canada 2023 report. The MyBell app has been awarded the Best of Show Mobile Application overall and was also named the Best Telecommunication Mobile Application by the Web Marketing Association, an award Bell has won for 5 consecutive years, at the 2022 Mobile Web Awards. Bell has also been ranked the most valuable communications brand in Canada and the third most valuable overall in Kantar’s annual BrandZ report on the most valuable Canadian brands of 2022. Finally, Bell was awarded most trusted communications provider for the second year in a row in the 2023 BrandSpark Most Trusted Awards.

5G leadership and technology innovation

Bell Ventures invested in Cohere Technologies, the creator of spectrum multiplier software for 4G and 5G networks, as part of its goal to invest in early-stage companies that are creating solutions that will differentiate Bell’s networks. Bell also announced a three-year strategic relationship with Montréal innovation centre, Centech, to help emerging Canadian businesses drive innovation and growth. Bell and Snap Inc. created a unique immersive experience for Toronto Raptors fans with the first ever 5G multi-user AR basketball experience on Snapchat.

5 2021-2022 Annual Report from the Commission for Complaints for Telecom-television Services.

6 Bell was awarded Best of Show Mobile Application and Best Telecommunication Mobile Application for the MyBell app at the 2022 Mobile Web Awards by the Web Marketing Association.

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Connecting Canadians

Bell expanded its fibre network to a record 854,000 new locations this year, connecting communities throughout Manitoba, Ontario, Québec and the Atlantic. Northwestel completed its 2022 fibre expansion program, and now over 80% of households in land-served communities in Yukon and the Northwest Territories are able to access high-speed, unlimited Internet. Bell expanded availability of its 3 gigabit-per-second symmetrical Internet service for customers in Fredericton and Moncton,
New Brunswick.

Delivering the most compelling content

The FIFA World Cup Qatar 2022 final reached more than 10 million Canadians on TSN, CTV, RDS, and Noovo. TSN acquired exclusive media rights to PGA Tour Live, featuring more than 4,300 hours of live coverage from PGA Tour events throughout the season, and TSN launched TSN+, a new direct-to-consumer streaming product available on TSN.ca and the TSN app that allows fans to go deeper into TSN’s world-leading roster of live sports. According to Numeris, RDS remained the favourite for televised sports in Québec with a 76% sports viewing share in the A25-54 age group. Passengers on board select domestic flights with Air Canada can now watch live sports on TSN and RDS, including soccer, hockey, football, golf and basketball, plus national, world, and business news on CTV News Channel and BNN Bloomberg. Crave signed an exclusive Pay-One window licensing agreement for theatrical feature films from Sony Pictures Entertainment, and Énergie 94.3 remained the number one music radio station in Montréal for the 10th consecutive survey according to Numeris7.

Bell Let’s Talk Day

The Bell Let’s Talk Day campaign kicked off with a commitment of an additional $10 million for mental health programs, the largest amount Bell has ever committed on Bell Let’s Talk Day. This year’s campaign, “Let’s Change This”, puts a sharp focus on key challenges faced by Canadians and encourages Canadians to take action and support mental health initiatives in their community all year round.

As part of our ongoing commitment to improve access to mental health supports and services in communities across Canada, Bell Let’s Talk announced 11 recipients of the Bell Let’s Talk Diversity Fund. The Bell Let’s Talk Post-Secondary Fund awarded $1 million in grants to 10 Canadian colleges, universities and cégeps to support mental health initiatives, and the 2023 Bell Let’s Talk Community Fund is now open for applications.

Bell for Better: Better World, Better Communities, Better Workplace

The 2022 Bell for Better Team Giving campaign raised a total of $4.4 million for charities all over Canada and employees contributed more than 97,000 volunteer hours to organizations in their communities. Bell was ranked in the top 50 of Corporate Knights’ Global 100 most sustainable corporations for 20238. Bell was named one of Canada’s Top 100 Employers for the eighth year in a row by Mediacorp9, and also received the Order of Excellence certification in Mental Health at Work by Excellence Canada. Bell continued to underscore its commitment to environmental, social and governance (ESG) leadership by converting its existing $3.5 billion committed credit facilities to a sustainability-linked loan. In line with its commitment to the highest ESG standards, Bell will issue a digital Integrated Annual Report when it releases its 2022 annual financial statements in early March 2023.

7 According to Numeris, Summer 2020 to Fall 2022, Montréal CTRL, Mo-Su 2a-2a, Adults 25-54, AMA(000).

8 According to Corporate Knights Inc.’s global rankings released on January 18, 2023. For more information:

https://www.corporateknights.com/rankings/global-100-rankings/2023-global-100-rankings/2023-global-100-most-sustainable-companies/.

9 Canada’s Top 100 Employers report is issued annually by Medicorp. Results issued November 18, 2022. For more information, see:

https://www.canadastop100.com/national/

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BCE RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q4 2022	Q4 2021	% change	2022	2021	% change

BCE

Operating revenues	6,439	6,209	3.7%	24,174	23,449	3.1%

Net earnings	567	658	(13.8%)	2,926	2,892	1.2%

Net earnings attributable to common shareholders	528	625	(15.5%)	2,716	2,709	0.3%

Adjusted net earnings	654	692	(5.5%)	3,057	2,895	5.6%

Adjusted EBITDA	2,437	2,430	0.3%	10,199	9,893	3.1%

Net earnings per common share (EPS)	0.58	0.69	(15.9%)	2.98	2.99	(0.3%)

Adjusted EPS	0.71	0.76	(6.6%)	3.35	3.19	5.0%

Cash flows from operating activities	2,056	1,743	18.0%	8,365	8,008	4.5%

Capital expenditures[10]	(1,638)	(1,466)	(11.7%)	(5,133)	(4,852)	(5.8%)

Free cash flow[10]	376	229	64.2%	3,067	2,980	2.9%

10 In Q2 2022, we applied the IFRIC Agenda Decision on Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7 – Statement of Cash Flows) retrospectively to each prior period presented. For further details, refer to Note 2, Basis of presentation and significant accounting policies in our Q3 2022 consolidated interim financial statements.

“We capped off 2022 with another quarter of consistent and disciplined execution that drove a strong 3.7% increase in total revenue in Q4. We also delivered positive adjusted EBITDA growth, despite unprecedented cost pressures from inflation and record storms, an expensive and highly competitive Black Friday, and media advertising softness, which is a testament to our ability to execute under any condition,” said Glen LeBlanc, Chief Financial Officer of BCE and Bell Canada.

“BCE’s fundamentals and competitive position are as strong as ever, as evidenced by our 2022 operating results and consistent financial guidance targets for 2023. With healthy projected free cash flow growth, supported by declining capital expenditures, a strong defined benefit pension plan valuation position, as well as a continued focus on profitable subscriber growth and cost discipline, we are increasing BCE’s common share dividend by 5.2% for 2023.”

●

BCE operating revenue in Q4 increased 3.7% over Q4 2021 to $6,439 million, comprised of 2.1% higher service revenue of $5,353 million and a 12.4% increase in product revenue to $1,086 million. This result was driven by wireless, residential Internet and media growth as well as higher year-over-year business wireline data equipment sales. For full-year 2022, BCE operating revenue grew 3.1% to $24,174 million with year-over-year increases of 3.0% in service revenue and 3.8% in product revenue.

●

Net earnings in Q4 decreased 13.8% to $567 million and net earnings attributable to common shareholders totalled
$528 million, or $0.58 per share, down 15.5% and 15.9% respectively. The year-over-year declines were due to higher asset impairment charges, mainly related to Bell Media’s French-language TV properties to reflect market and economic-related pressures on advertising demand, as well as increased interest expense, partly offset by lower severance, acquisition and other costs, a higher net return on post-

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employment benefit plans, lower income taxes and higher adjusted EBITDA. For full-year 2022, net earnings increased 1.2% to $2,926 million and net earnings attributable to common shareholders were $2,716 million, or $2.98 per share, up 0.3% and down 0.3% respectively. Adjusted net earnings declined 5.5% in Q4 to $654 million, resulting in a 6.6% decrease in adjusted EPS to $0.71. For full-year 2022, adjusted net earnings increased 5.6% to $3,057 million, delivering 5.0% higher adjusted EPS of $3.35.

●

Adjusted EBITDA was up 0.3% in Q4 to $2,437 million, reflecting a 4.1% increase at Bell Wireless, partly offset by decreases of 0.6% and 15.7% at Bell Wireline and Bell Media respectively. This result included an increase in operating costs from continued inflationary pressures on fuel and labour costs, as well as storm recovery costs, which, in aggregate, totaled $26 million this quarter, higher mobile phone subscriber acquisition costs reflecting increased promotional offer intensity, and higher media programming costs. For full-year 2022, adjusted EBITDA grew 3.1% to $10,199 million, while BCE’s adjusted EBITDA margin[11] remained stable at 42.2%.

●

BCE capital expenditures in Q4 were $1,638 million, up 11.7% from $1,466 million last year, corresponding to a capital intensity[12] of 25.4%, compared to 23.6% in Q4 2021. This brought total 2022 capital expenditures to $5,133 million, up from $4,852 million the year before, for a capital intensity of 21.2% compared to 20.7% in 2021. The year-over-year increase in capital spending was due to the accelerated construction of Bell’s wireline fibre and wireless 5G networks, which included amounts received upfront from the Québec provincial government as a subsidy for the buildout of pure fibre connections in rural communities.

●

BCE cash flows from operating activities in Q4 were $2,056 million, up 18.0% from Q4 2021, reflecting increased cash from working capital, reduced contributions to post-employment benefit plans due to a contribution holiday that began in 2022, lower severance, acquisition and other costs paid, and higher adjusted EBITDA, partly offset by increased cash taxes and higher interest paid. For full-year 2022, BCE cash flows from operating activities totalled $8,365 million, up 4.5% compared to 2021.

●

Free cash flow increased 64.2% in Q4 to $376 million from $229 million the year before, as higher cash flows from operating activities, excluding acquisition and other costs paid, was partly offset by higher capital expenditures. For full-year 2022, BCE free cash flow grew 2.9% to $3,067 million, up from $2,980 million in 2021.

OPERATING RESULTS BY SEGMENT

Bell Wireless

●	Total wireless operating revenue increased 7.7% in Q4 to $2,666 million, and by 6.5% to $9,588 million for 2022, driven by both higher service and product revenue.
●

Service revenue grew 5.8% in Q4 to $1,747 million, the result of continued strong mobile phone and connected device subscriber base growth, and higher mobile phone blended ARPU[13]. For full-year 2022, service revenue increased 7.3% to $6,865 million.

●

Product revenue was up 11.7% in Q4 to $919 million, due to higher year-over-year transaction volumes, including more device upgrades by existing customers. For full-year 2022, product revenue increased 4.8% to $2,723 million.

11 Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on adjusted EBITDA margin.

12 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

13 Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on mobile phone blended ARPU.

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●

Wireless adjusted EBITDA increased 4.1% in Q4 to $990 million, driven by the flow-through of strong service revenue growth, as operating costs grew 10.0% due to higher cost of goods sold from increased product sales in the quarter, higher year-over-year mobile phone subscriber acquisition costs reflecting increased promotional offer intensity compared to last year, higher network operating costs from the ongoing deployment of our mobile 5G networks and higher payments to other carriers driven by increased roaming, which resulted in a margin decrease to 37.1% from 38.4% in Q4 2021. For full-year 2022, wireless adjusted EBITDA was up 7.4% to $4,137 million with a margin increase to 43.1% from 42.8% in 2021.

●

Total net new postpaid and prepaid mobile phone subscribers[14] were up 11.8% in Q4 to 122,621 from 109,726 in Q4 2021. For full-year 2022, total postpaid and prepaid mobile phone net activations increased 66.2% to 489,901 from 294,842 the year before.

●

Postpaid mobile phone net subscriber activations increased 41.2% in Q4 to 154,617 from 109,527 in Q4 2021. The year-over-year increase was driven by 25.1% higher gross subscriber activations, reflecting greater retail foot traffic and shopping activity compared to the year before, continued 5G momentum, immigration growth, stronger small and medium business customer demand, and successful promotions, including the bundling of wireless service with Internet. This was moderated by a 14 basis-point increase in mobile phone customer churn[15] to 1.22%, reflecting a seasonally higher level of promotional offer intensity and greater overall market activity compared to Q4 2021. For full-year 2022, postpaid mobile phone net activations were 439,842, up 45.8%, while mobile phone customer churn improved to 0.92% from 0.93% in 2021.

●

Bell’s prepaid mobile phone customer base decreased by 31,996 net subscribers in Q4, compared to a net gain of 199 in Q4 2021. The year-over-year decrease was driven by higher customer churn, which increased to 5.74% from 4.42% in Q4 2021, reflecting more customer deactivations due to attractive promotional offers on postpaid discount brands. For full-year 2022, we posted a net gain of 50,059 prepaid mobile phone customers, compared to a net loss of 6,864 in 2021, reflecting 32.3% higher gross activations, partly offset by an increased churn rate of 4.85%.

●	Bell’s mobile phone customer base totalled 9,949,086 at the end of 2022, a 5.2% increase over 2021, comprised of 9,069,887 postpaid subscribers, up 5.1%, and 879,199 prepaid customers, up 6.0%.
●

Mobile phone blended ARPU grew 0.5% to $58.88 in Q4, driven by higher roaming revenue, and more customers on premium 5G unlimited monthly rate plans. For full-year 2022, mobile phone blended ARPU increased 2.8% to $59.30.

●

Mobile connected device net activations increased 168% in Q4 to 104,447 and 4.3% in 2022 to 202,024, driven by strong demand for Bell IoT services, including business solutions and connected car subscriptions, and fewer data device deactivations. At the end of 2022, mobile connected device subscribers[16] totalled 2,451,818, a 9.0% increase over 2021.

14 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on subscriber (or customer) units.

15 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn.

16 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on subscriber (or customer) units.

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Bell Wireline

●	Total wireline operating revenue increased 0.5% to $3,094 million, compared to Q4 2021, and decreased 0.2% in full-year 2022 to $12,148 million.
●

Wireline service revenue was down 0.3% in Q4 to $2,924 million, due to ongoing declines in legacy voice, data and satellite TV services, higher customer acquisition bundling discounts and retention credits that help drive lower churn and greater customer lifetime value across our wireline and wireless services, reduced sales of business service solutions[17] related to delayed project spending by large enterprise customers, and the sale of Createch on March 1, 2022. These factors were partly offset by strong residential Internet revenue growth of approximately 9%. For full-year 2022, wireline service revenue was down 0.2% to $11,643 million.

●

Although telecom data equipment sales at Bell Business Markets continued to be impacted by ongoing global supply chain disruptions, total product revenue increased 17.2% to $170 million, due mainly to the timing of sales to a number of large enterprise customers in the government sector and a favourable year-over-year comparison as shortages began to intensify in the second half of 2021. For full-year 2022, wireline product revenue decreased 0.2% to $505 million.

●

Wireline adjusted EBITDA declined 0.6% in Q4 to $1,318 million, the result of 1.3% higher year-over-year operating costs, which drove a 0.5 percentage-point margin decline to 42.6%. The increase in operating costs was due to storm recovery costs and ongoing inflationary pressures on fuel and labour costs, as well as higher cost of goods sold from increased product sales in the quarter. For full-year 2022, wireline adjusted EBITDA was $5,317 million, compared to $5,315 million the year before. Despite lower revenue, a 0.5% reduction in operating costs drove a higher full-year 2022 wireline margin of 43.8%, up from 43.6% in 2021.

●

Bell added 63,466 net new retail Internet subscribers[18] in Q4, up 33.3% from 47,618 in Q4 2021, driven by the accelerated expansion of Bell’s fibre footprint and increased customer penetration of bundled service offerings. For full-year 2022, total retail Internet net activations grew 32.5% to 201,762, representing our best annual performance since 2006. Retail Internet subscribers totalled 4,258,570 at the end of 2022, a 10.3% increase from 2021, which includes 128,065 customers gained from the acquisition of Distributel in Q4.

●

Bell TV added 40,209 net new retail IPTV subscribers[18] in Q4, up 37.7% from 29,191 in Q4 2021. This represents our best quarterly result in nearly 7 years, reflecting the success of our multi-brand customer segmentation approach and increased customer demand for our app streaming services. For full-year 2022, retail IPTV net activations totalled 94,400, up 24.1% compared to 76,068 in 2021. At the end of 2022, Bell served 1,988,181 retail IPTV subscribers, a 5.6% increase over 2021, which includes 2,315 customers added due to the acquisition of Distributel in Q4.

●

Retail satellite TV net subscriber[18] losses were 26,026 in Q4, up from 23,142 in Q4 2021. The year-over-year increase was due to fewer gross activations and higher customer churn, reflecting increased promotional offer intensity compared to last year. For full-year 2022, retail satellite TV net losses increased 21.4% to 89,252. Bell’s retail satellite TV customer base totalled 763,317 at the end of 2022, down 10.5% from 2021.

●

Retail residential NAS[18] net losses improved by 5.8% to 37,878 in Q4 and by 5.1% to 175,788 in full-year 2022, due to fewer customer deactivations. Bell’s retail residential NAS customer base totalled 2,190,771 at the end of 2022, representing a 4.7% year-over-year decline, which includes 64,498 customers added due to the acquisition of Distributel in Q4.

17 Business service solutions revenues are comprised of managed services, which include network management, voice management, hosting and security, and professional services, which include consulting, integration and resource services.

18 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on subscriber (or customer) units.

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Bell Media

●	Media operating revenue increased 4.7% in Q4 to $889 million, and by 7.2% to $3,254 million in 2022, driven by both higher year-over-year advertising and subscriber revenues.
●

Advertising revenue was up 3.8% in Q4, due to strong advertiser demand for the FIFA World Cup Qatar 2022, as well as continued strong out of home and digital growth. This result was achieved despite soft overall TV and radio advertiser demand due to unfavourable economic conditions. For full-year 2022, advertising revenue grew 3.7%.

●

Subscriber revenue increased 5.4% in Q4, driven mainly by direct-to-consumer streaming growth at Crave and TSN. Total Crave subscriptions increased 6% in 2022 to more than 3.1 million subscribers. For full-year 2022, subscriber revenue increased 8.3%, reflecting a one-time retroactive adjustment related to a contract with a Canadian TV distributor.

●

Digital revenues grew 46% in Q4 and 54% in 2022, due to Crave streaming direct-to-consumer growth and increased bookings from Bell Media’s strategic audience management (SAM) TV media sales tool. Digital revenues represented 29% of total Bell Media revenue in 2022, up from 20% in 2021.

●

TSN and RDS were Canada’s top-ranked English and French-language sports networks in Q4 2022[19] on the strength of high-demand programming such as the FIFA World Cup Qatar 2022, IIHF World Junior Championship and CFL and NFL football.

●	For Q4 2022, Bell Media was ranked number one overall and in primetime viewership in the French-language specialty market among adults aged 25-54[20].
●

Adjusted EBITDA was down 15.7% in Q4 to $129 million. This resulted in a 3.5 percentage-point margin decline to 14.5%, driven by a 9.2% year-over-year increase in operating costs due to higher sports programming costs, which included sports broadcast rights for the FIFA World Cup Qatar 2022, and the normalization of entertainment programming content deliveries in 2022. For full-year 2022, media adjusted EBITDA increased 2.8%, yielding a margin of 22.9% compared to 23.9% in 2021, as total operating costs grew 8.6%.

19 According to Numeris, P2+ (Persons aged 2 or more) Total Canada, Q4 2022 (10/01/2022 - 12/31/2022) and Numeris, French Québec, Q4 2022 (10/01/2022 to 12/31/2022) P2+ and A25-54, French-language sports channels.

20 According to Numeris, French Québec, Q4 2022 (01/10/2022 to 18/12/2022). Rank among all French Specialty Channels (including news, sports & pay) in French Québec market, Monday-Sunday 2am – 2am.

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COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.9675 per common share, payable on April 17, 2023 to shareholders of record at the close of business on March 15, 2023.

OUTLOOK FOR 2023

The table below provides our 2023 financial guidance targets. These ranges are based on our current outlook for 2023, as well as our 2022 consolidated financial results that reflected the impact on adjusted EBITDA from inflationary pressures on fuel, utility and labour costs, as well as storm-related recovery costs, and the impact on free cash flow from historic capital expenditures to accelerate the rollout of Bell’s wireline fibre and wireless 5G networks. For 2023, we expect lower tax adjustments, higher depreciation and amortization expense and increased interest expense to drive lower adjusted EPS compared to 2022. For 2023, we expect growth in adjusted EBITDA, a reduction in contributions to post-employment benefit plans and payments under other post-employment benefit plans, and lower capital expenditures will drive higher free cash flow.

	2022 Results	2023 Guidance

Revenue growth	3.1%	1% to 5%

Adjusted EBITDA growth	3.1%	2% to 5%

Capital intensity[21]	21.2%	19% to 20%

Adjusted EPS growth	5.0%	(3%) to (7%)

Free cash flow growth[21]	2.9%	2% to 10%

Annualized common dividend per share	$3.68	$3.87

21 In Q2 2022, we applied the IFRIC Agenda Decision on Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7 – Statement of Cash Flows) retrospectively to each prior period presented. For further details, refer to Note 2, Basis of presentation and significant accounting policies in our Q3 2022 consolidated interim financial statements.

Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2023 financial guidance targets are based, as well as the principal related risk factors.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q4 2022 results and 2023 financial guidance on Thursday, February 2 at 7:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free
1-800-806-5484 or 416-340-2217 and enter passcode 1475438#. A replay will be available until midnight on March 2, 2023 by dialing 1-800-408-3053 or 905-694-9451 and entering passcode 9881822#. A live audio webcast of the conference call will be available on BCE’s website at BCE Q4 2022 conference call.

NON-GAAP AND OTHER FINANCIAL MEASURES

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

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National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

●	Non-GAAP financial measures;
●	Non-GAAP ratios;
●	Total of segments measures;
●	Capital management measures; and
●	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most comparable IFRS financial measures.

Adjusted net earnings – Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

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The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

($ millions)

	Q4 2022	Q4 2021	2022	2021

Net earnings attributable to common shareholders	528	625	2,716	2,709

Reconciling items:
Severance, acquisition and other costs	19	63	94	209
Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(27)	(57)	53	(278)
Net equity losses on investments in associates and joint ventures	-	35	42	49
Net losses (gains) on investments	29	6	(24)	6
Early debt redemption costs	-	-	18	53
Impairment of assets	150	30	279	197
Income taxes for above reconciling items	(37)	(9)	(117)	(48)
NCI for the above reconciling items	(8)	(1)	(4)	(2)

Adjusted net earnings	654	692	3,057	2,895

Free cash flow – Free cash flow is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

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The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q4 2022	Q4 2021	2022	2021

Cash flows from operating activities	2,056	1,743	8,365	8,008

Capital expenditures	(1,638)	(1,466)	(5,133)	(4,852)

Cash dividends paid on preferred shares	(42)	(32)	(136)	(125)

Cash dividends paid by subsidiaries to NCI	(3)	(45)	(39)	(86)

Acquisition and other costs paid	3	29	10	35

Free cash flow	376	229	3,067	2,980

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this news release to explain our results.

Adjusted EPS – Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, refer to Non-GAAP Financial Measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Below is a description of the total of segments measure that we use in this news release to explain our results as well as a reconciliation to the most comparable IFRS financial measure.

Adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

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The most directly comparable IFRS financial measure is net earnings. The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

($ millions)

	Q4 2022	Q4 2021	2022	2021

Net earnings	567	658	2,926	2,892
Severance, acquisition and other costs	19	63	94	209
Depreciation	922	925	3,660	3,627
Amortization	270	251	1,063	982
Finance costs
Interest expense	319	275	1,146	1,082
Net (return) interest on post-employment benefit plans	(13)	5	(51)	20
Impairment of assets	150	30	279	197
Other (income) expense	(19)	(26)	115	(160)
Income taxes	222	249	967	1,044

Adjusted EBITDA	2,437	2,430	10,199	9,893

Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures’ labelling is not sufficiently descriptive.

KEY PERFORMANCE INDICATORS (KPIs)

We use adjusted EBITDA margin, blended ARPU, capital intensity, churn and subscriber (or customers or NAS) units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to BCE’s financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2023 annualized common share dividend, our network deployment plans and anticipated capital expenditures as well as the benefits expected to result therefrom, our objectives for investments in mental health programs, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans

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and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of February 2, 2023 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. From time to time, we consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after February 2, 2023. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Effective with our Q1 2023 results, our previous Bell Wireless and Bell Wireline operating segments are being combined to form a single reporting segment called Bell Communication and Technology Services (Bell CTS). Bell Media remains a distinct operating segment and is unaffected. As a result of our reporting changes, the operational assumptions outlined in this section are presented in accordance with our new reporting segments.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions

Our forward-looking statements are based on certain assumptions concerning the Canadian economy. In particular, we have assumed:

●	Slowing economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.0% in 2023, down from 3.6% in 2022
●	Easing, but still elevated, consumer price index (CPI) inflation due to lower energy prices, improvements in global supply chains and the effects of higher interest rates moving through the economy
●	Tight labour market
●	Slow growth in household spending as higher interest rates weigh on disposable income
●	Slow growth in business investment due to slowing demand, elevated borrowing costs and increased uncertainty about future economic conditions
●	Prevailing high interest rates expected to remain at or near current levels
●	Higher immigration
●	Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

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Canadian Market Assumptions

Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

●	A higher level of wireline and wireless competition in consumer, business and wholesale markets
●	Higher, but slowing, wireless industry penetration
●	A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors
●

The advertising market is adversely impacted due to economic uncertainty resulting from inflationary pressures, increasing risk of recession and ongoing supply chain challenges with improvement expected in the second half of 2023

●

Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video-on-demand (SVOD) streaming services together with further scaling of OTT aggregators

Assumptions Concerning our Bell CTS Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell CTS segment:

●	Maintain our market share of national operators’ wireless postpaid mobile phone net additions and growth of our prepaid subscriber base
●	Increased competitive intensity and promotional activity across all regions and market segments
●	Ongoing expansion and deployment of Fifth Generation (5G) wireless network and 5G+ service, offering competitive coverage and quality
●	Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions
●

Moderating growth in mobile phone blended average revenue per user (ARPU), driven by growth in 5G subscriptions, and increased roaming revenue from the easing of travel restrictions implemented as a result of the COVID-19 pandemic, partly offset by reduced data overage revenue due among others to the continued adoption of unlimited plans

●	Accelerating business customer adoption of advanced 5G, 5G+ and Internet of Things (IoT) solutions
●	Improving wireless handset device availability in addition to stable device pricing and margins
●	Further deployment of direct fibre to more homes and businesses within our wireline footprint
●	Continued growth in retail Internet and Internet protocol television (IPTV) subscribers
●	Increasing wireless and Internet-based technological substitution
●	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas, moderated by growing our share of competitive residential service bundles
●	Continued large business customer migration to Internet protocol (IP)-based systems
●	Ongoing competitive repricing pressures in our business and wholesale markets
●	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
●	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
●	Increasing customer adoption of OTT services resulting in downsizing of TV packages

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●

Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

●

Realization of cost savings related to operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, digital adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business

Assumptions Concerning our Bell Media Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Media segment:

●

Overall revenue expected to reflect continued scaling of our strategic audience management (SAM) TV and Bell demand-side-platform (DSP) buying platforms, as well as DTC subscriber growth contributing towards the advancement of our digital-first media strategy

●	Continued escalation of media content costs to secure quality programming
●	Continued scaling of Crave through broader content offering, user experience improvements and expanded distribution
●	Continued investment in Noovo original programming to better serve our French-language customers with a wider array of content on their preferred platforms
●	Leveraging of first-party data to improve targeting, advertisement delivery and attribution
●	Ability to successfully acquire and produce highly rated programming and differentiated content
●	Building and maintaining strategic supply arrangements for content across all screens and platforms
●	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE

Our forward-looking statements are also based on the following internal financial assumptions with respect to BCE for 2023:

●	An estimated post-employment benefit plans service cost of approximately $210 million
●	An estimated net return on post-employment benefit plans of approximately $100 million
●	Depreciation and amortization expense of approximately $4,900 million to $4,950 million
●	Interest expense of approximately $1,375 million to $1,425 million
●	Interest paid of approximately $1,400 million to $1,450 million
●	An average effective tax rate of approximately 26%
●	Non-controlling interest of approximately $65 million
●	Contributions to post-employment benefit plans of approximately $60 million
●	Payments under other post-employment benefit plans of approximately $75 million
●	Income taxes paid (net of refunds) of approximately $800 million to $900 million
●	Weighted average number of BCE common shares outstanding of approximately 914 million
●	An annual common share dividend of $3.87 per share

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Assumptions underlying expected reductions in contributions to our pension plans

Our forward-looking statements are also based on the following principal assumptions underlying expected reductions in contributions to our pension plans:

●

At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution components

●	No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
●	No material experience losses from other unforeseen events such as through litigation or changes in laws, regulations or actuarial standards

The foregoing assumptions, although considered reasonable by BCE on February 2, 2023, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2023 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2023 financial guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the negative effect of adverse economic conditions, including a potential recession, and related inflationary cost pressures, higher interest rates and financial and capital market volatility; the negative effect of adverse conditions associated with the COVID-19 pandemic and geopolitical events; a declining level of business and consumer spending, and the resulting negative impact on the demand for, and prices of, our products and services; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations; unfavourable resolution of legal proceedings; the intensity of competitive activity and the failure to effectively respond to evolving competitive dynamics; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, OTT and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; higher Canadian smartphone penetration and reduced or slower immigration flow; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement effective data governance; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure; the inability to drive a positive customer experience; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic imperatives; the failure to adequately manage health and safety concerns; labour disruptions and shortages; the failure to maintain operational networks; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; the inability to maintain service consistency due to network failures or slowdowns, the failure of other infrastructure, or disruptions in the delivery of services; service interruptions or outages due to

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legacy infrastructure and the possibility of instability as we transition towards converged wireline and wireless networks and newer technologies; the failure by us, or by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities; the complexity of our operations; the failure to implement or maintain highly effective processes and information technology (IT) systems; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; our dependence on third-party suppliers, outsourcers, and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; reputational risks and the inability to meaningfully integrate environmental, social and governance (ESG) considerations into our business strategy and operations; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communications devices and equipment; the inability to adequately manage social issues; the failure to develop and implement strong corporate governance practices; various internal and external factors could challenge our ability to achieve our ESG targets including, without limitation, those related to greenhouse gas (GHG) emissions reduction and diversity, equity, inclusion and belonging; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; the failure to reduce costs, as well as unexpected increases in costs; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the impact on our estimates and our financial statements from a number of factors; and pension obligation volatility and increased contributions to post-employment benefit plans.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 2, 2023, for additional information with respect to certain of these and other assumptions and risks, to be filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). This document is available at BCE.ca.

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About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Ellen Murphy

1-888-482-0809

Ellen.murphy@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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